Exhibit 99.5
Wipro Limited
Investors/Analysts Conference Call
Results for the quarter & year ended March 31, 2006
April 19, 2006
11.45 AM Indian Standard Time
Moderator
Good morning ladies and gentlemen. I am Pratibha, the moderator for this conference. Welcome to the Wipro conference call. For the duration of the presentation, all participant’s lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over the call to the Wipro management. Thank you and over to Wipro.
Lakshminarayana
Thank you Prathiba. Good afternoon ladies and gentlemen. The investor relations team at Wipro comprising of Sridhar in US, and Jatin and me, that is Lakshminarayana in Bangalore welcome you all to this call. We are delighted that you are with us today. Today we discuss Wipro’s performance for the fourth quarter and the year ended March 31, 2006, and to do that we have Mr. Azim Premji, Mr. Suresh Senapaty, and other members of Wipro senior management. We will as usual begin the call with Mr. Premji and Mr. Senapaty commenting on our results, and after that we will have adequate time to take your questions.
As a reminder, some of the statements we make in this call maybe forward looking within the meaning of the private securities litigation reforms act of 1995. These statements are based on our best view of the world today and our businesses, and these elements can change as the world changes. These are also subject to known and unknown risks and uncertainties that can cause the actual results to differ materially from those expressed or implied in our discussions. Such risks and uncertainties include but are not limited to the risk factors explained in detail in our filing with the SEC of USA. Wipro assumes no obligation to update the information presented in this call. The conference ladies and gentlemen is being recorded and will be archived, and a transcript will be available on our website, www.wipro.com. With these brief introductory remarks, let me hand over the call to Mr. Azim Premji, Chairman Wipro.
Azim Premji
Good morning ladies and gentlemen. By now you would have seen our results for the year and quarter ended March 31, 2006. While the management team would be happy to answer your queries, I would like to take some time before that to share some thoughts on our performance and our prospects. The results of 2005-2006 were immensely satisfying on many fronts. During the year we made strategic acquisitions, made several organic investments for accelerating growth, drove up an aggressive strategic plan, added highest ever number of people to our team, and streamlined and flattened our organization structure. Through all of this we delivered industry leading revenue growth in all our businesses, recording strong profit growth, stabilized margins, and crossed several landmarks in the process. I believe that our solid performance is yet another pointer to the resilience of our business model and more importantly the unflinching spirit of Wiproites.
The results also prove yet again that to reap benefits tomorrow you need to sow the seeds today. In the past we invested in incubating newer services such as technology infrastructure services, testing services, and total outsourcing, and in new geographies such as Europe and the Middle East. Notably our R&D services business and Europe geo crossed milestone of half a billion in revenues this year, each of them.
It is very heartening to note that the strong growth in our global IT business last year was driven by areas where we have invested proactively in the past. Similarly, our investments in innovation initiatives are beginning to pay off well. Innovation initiatives contributed 5% of our revenue for the fiscal. Many of our strategic customer wins including some key ones in the recent quarter were made possible because of the breadth of our services and because of our innovation initiatives.
Similarly, in our India, Middle East, and Asia Pacific IT business, we delivered strong revenue growth of 22% and profit growth of 40% in 2005-2006, but more importantly by winning 5 total outsourcing contracts, we have set the platform for sustaining our high growth momentum. The more recent win of Rs. 360 crores, equivalent to $80 million, total outsourcing contract from HDFC Bank is an indicator not only of India’s maturing IT market, but also Wipro’s growing competence in this unique specialized service line.
With the strategic as well as operational success of 2005-2006 behind us, we look forward to 2006-2007 and beyond with excitement and with enthusiasm. The offshore IT industry is evolving from a simple service provision mode to a more complex and higher value added knowledge creation mode. Delivering value to our customers in the emerging scenario will require a comprehensive, but tightly knit combination of domain expertise, integrated service offerings, innovative solution structuring, and deep technical expertise. We have identified and rolled out initiatives in our strategic and operational plans in this direction. We are confident that this will be a significant differentiator for us, that will enable us to continue to lead industry growth rates.
Additionally, inorganic initiatives can help accelerate this process and supplement organic growth rate. Our experience with acquisitions so far has been quite satisfactory. This has given us confidence to pursue this strategy more aggressively in the future. We will similarly pursue strategic initiatives identified in our strategic plan to deliver strong growth in future in all our businesses. Clearly, Wipro businesses are all in the sweet spot of strong growth. We have the game plan to leverage the opportunities and realize our growth potential. At the same time, we will continue to invest to build the next set of growth engines that will help Wipro deliver sustainable and profitable growth in the future too.
I would now request Suresh Senapaty, our CFO to comment on financial results before we take questions.
Suresh Senapaty

A very good morning to all of you ladies and gentlemen. Before we take on the questions, I will touch upon areas in our performance and financials that would be of interest to you all. Let me start with the composition of our growth.
During the quarter ended March 31, 2006, we had sequential revenue growth of 8.2% in our global IT services business, which comprised of 8.2% revenue growth in the IT services and 8.5% growth in the BPO services. The 8.2% growth in the services component was driven by a 7.4% growth in volume of business and an increase of 3% in realization for work performed onsite and 0.2% increase in price realization for offshore projects. Revenues from acquisition of NewLogic and Mpower contributed 1.8% to revenue growth of global IT segment.
On the forex front, our realized rate for the quarter was Rs. 45.23 versus rate of Rs. 44.83 realized for the quarter ended December 2005, and at period end, we had about $600 million of hedges at rates between 44.60 and 45.50.
We had affected an increase of approximately 3% in compensation for our onsite staff effective January 1, 2006. We also saw the full impact of salary hikes given to our offshore staff during the quarter. The impact of this compensation revision was 1.4% on our operating margins. Operating margins were also affected by losses in Wipro NewLogic, which was in line with our expectation. On the other hand, we saw better price realization, improvement in utilization, increase in proportion of offshore projects, and better forex realization.
Our BPO business continues on the right track by delivering yet another quarter of operating margin expansion, apart from improved revenue growth. These factors helped us not only absorb the downward pressure but also improve our operating margin by 30 basis points under Indian GAAP.
For the quarter ended June 2006, we expect volume led growth with broadly stable price realization. While lower profitability from acquisition would continue to impact profitability, we will endeavor to maintain our operating margin in a narrow range.
We will now be glad to take questions.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions may please press *1 on your touchtone-enabled telephone keypad. On pressing *1 participants will get a chance to present their questions on a first in line basis. Participants are requested to kindly use only handsets while asking a question. To ask a question, please press *1 now.
First in line, we have question from Mr. Mahesh Vaze of BRIC Securities.
Mahesh Vaze
Hi sir. We have had a very strong quarter, as a matter of fact the best quarter in the industry, but our guidance on a sequential basis is a bit muted at just over 4%, could you please flesh that out, what is the reason?

Suresh Senapaty
See Mahesh if you look at our overall growth that we have achieved in the previous few quarters, the customer adds that we have seen in terms of 42 customers last quarter and 121 customers in the previous 12 months, the kind of traction we are getting in terms of existing customer base growth also. The number of customers, million dollar, has gone up from about 210 to 221. Number of $50-million run rate customers have gone up from 2 to 4. It gives us a confidence that 06-07 outlook is fairly good and therefore we continue to deliver better than what the industry average growth would be for 06-07. However, if you look at quarter one, I think, you cannot be short-term about it, we have to look at overall from a longer term perspective to medium term perspective. So far as quarter one is concerned, Wipro is generally, you know, if you look at from a y-o-y growth perspective, it is about 34%, if you look at the guidance number. Generally, for us the quarter one has not necessarily been a very high sequential growth quarter.
Mahesh Vaze
Secondly sir, the gross margin in the Indian IT business have fallen, sequentially they usually fall but even y-o-y basis they have fallen, so is there something specific that happened this quarter?
Suresh Senapaty
Gross margin in the Indian IT business, if you look at it, it is similar Mahesh.
Mahesh Vaze
At about 19.4 versus 20... about 50 basis fall y-o-y and sequentially the fall is about 550 basis.
Suresh Senapaty
Sequentially because you have a mix of product in the quarter four and quarter two which tends to be little higher and services generally sequentially growing quarter after quarter, the product revenues get to be skewed in quarter two and quarter four and they have generally lower margin than on the services. So that is a, sequentially yes, your observation is right, but not comparable on year on year.
Mahesh Vaze
Anyway, it might be.... Okay. Sir, the third thing is that in terms of large deal, now one of your competitors is pursuing them very aggressively, whereas another one is talking of large deals being not so good for the business, they are locking into rates which might not be the best strategy going forward because the rates might actually go up and clients tend to negotiate very aggressively when they are negotiating large deals, what is your sense, meaning, how much should a company pursue large deals, what would be the impact of large deals on profitability?

Suresh Senapaty
That is the point Mahesh, therefore the important factor is try to be selective, which one to take which one not to rather than jumping on every and each deal, and that is how our approach is. Yes, there are multiple deals which are at very very low margins. There are many other deals which may be low margin to start with but over the life cycle can be profitable and there maybe some additional business which can sit over it and therefore we need to look at a medium to long term rather than sacrificing just because on a short term basis, there is no money, or the margins are lesser. So it is important to be selective in a deal to deal basis. So one cannot take a view that all the deals we should be fighting out, you know, or you have to just blow them because all of them are useless. Selectiveness is very important, and lot of history is available in big IT vendors losing lot of money on deals which they have not been smart enough. I think we being the late beginners, there is at least a history and experience available for us to pick up from there and not to repeat them.
Mahesh Vaze
Thanks a lot sir. Just one last thing, you mentioned this figure in your initial remarks, about the onsite salary hike causing a quantum of impact, I missed that, if you could repeat that please.
Suresh Senapaty
We said that on the onsite we had given a compensation increase of about 3% effective 1st of January, and in the offshore we had given a compensation increase in November 2005, which had impacted the quarter 3 by two months and quarter 4 by three months, that means an additional one month. So all that impact was about 1.4% adverse, which got mitigated through varieties of other operational improvement in terms of utilization, offshore mix, etc., and overall we have seen in the Indian GAAP a 30 basis point expansion.
Mahesh Vaze
Okay. Thanks a lot. Thank you very much.
Moderator
Thank you very much sir. Next question comes from Mr. Sameer Goyal of Alchemy, please go ahead sir.
Sameer Goyal
Hi, gentlemen. My question relates to the margins actually, in the current fiscal we saw a 200 bps decline in margins, what is your take going forward and at what levels the company would be at a steady state margins?
Suresh Senapaty
Actually if you look at y-o-y I think your observation is right.

Sameer Goyal
Yeah, I am talking about y-o-y, I am talking about longer term, say 07-08 what would be...
Suresh Senapaty
Got it. So, you have seen a fair amount of regain in the margins after the initial blips we had got and now we are fairly looking at the stability, and what we are saying is while there are lot of opportunities to be able to improve our margins, whether it is in terms of bulge or utilization or offshore mix and other productivity improvements, there are pressures with respect to compensation increases and so on. Price point of view, we are seeing fair amount of stability rather than lot of increases in the pricing. So given this scenario there are lot of plusses and there are lot of minuses. So we think in a short to medium term the margins will be within a narrow range.
Sameer Goyal
Okay, fine. And other question was related to the consulting part of business, in the last two financial years we have seen a decline in consulting revenues from 1.5 to 1 billion and now to 0.95 billion, could you elaborate a little bit more on that, what is happening there?
Sudip Banerjee
Yes, your observation is right. There is, you know, consultancy goes through short cycle revenues which we get because the projects are of typically 8 weeks, 6 weeks duration. So we have periods when they go and again periods when the consultancy revenues are not high. I think the important way that we look at consulting is whether it is additive to the rest of our business. We find that in the last six months, many of the businesses that we have won in the other areas they have been very-very, the wins have come largely because of the consultants that we have. So today we have roughly between the consultants under Wipro Consulting umbrella as well as the consultants who are embedded in all our industry verticals, about 320-330 odd people, and many of the profile of these, typically the consultants we have under Wipro Consulting, they are practitioners from firms like Accenture, McKenzie, Deloitte, KPMG, etc., and they have been able to substantially uplift the profile of the clients that we have been winning in the last six months, and they have been getting us early engagements. So we don’t necessarily measure consulting revenue and see that as the only yardstick of consulting performance. We see the wins that we have got in all our other businesses as the real value of consulting to us and so we continue to invest in, we are getting more and more consultant profiles because they are helping us in our overall business.
So the way to look at it, A) we have a direct consulting business which is generating consulting revenue and profitably, and while doing that a part of that depending upon which project who is more specialized, they do help in terms of trying to address a strategic deal for our normal business in terms of whether it is application development, ES, or anything, etc. So in other words it means, while you are driving the growth in the direct consulting revenue, we are also benefiting out of the same consulting profile for getting bigger wins and enhancing our creditability with the customer and enhancing our share of wallet in the large customer potentials that we see and existing customer base.

Sameer Goyal
And last two data points which I missed actually, the salary hike figures for the year, and the hedges figure?
Suresh Senapaty
The hedges that we have apart from what has been assigned to the outstanding receivables at the end of March 06 is about 600 million dollars, largely US dollars. And the cost increase was given for offshore effective 1st of November, so the impact of that was felt for two months in the December quarter, and the impact of that in the March quarter is one additional month, and we had also given about 3% increase in the onsite wages effective 1st of January 2006...
Sameer Goyal
What was the offshore increase in salaries?
Suresh Senapaty
12%.
Sameer Goyal
What is the planned increase for next year?
Suresh Senapaty
We have not shared that because what we do is instead of deciding a number now, we sort of take a survey at that point in time and try to see what is the normal compensation across to kind of benchmark, and based on that we decide. So even if we have a number, it could undergo change depending on what the actual real situation at that point in time is. But generally you have a number available because the industry talks about an increase between 10-15%, and generally works around 12% kind of a range.
Sameer Goyal
Just one more question actually, in this quarter we saw a sequential increase in pricing in the onsite revenues, just one-off kind of stuff or are we seeing some changes in the pricing scenario...
Suresh Senapaty
Yeah, we had seen a pricing realization increase in the onsite as well as offshore. Offshore is very small but onsite is very high primarily because what we had lost in quarter three because of less number of working days, we regained a significant part of it in quarter four. So it wasn’t as if the coupon rates have gone up significantly.
Sameer Goyal
So, no changes in pricing scenario?

Suresh Senapaty
Yeah, it is more a stable environment.
Sameer Goyal
Okay. Thanks and best of luck.
Suresh Senapaty
Thank you.
Moderator
Thank you very much sir. Next question comes from the line of Ms. Diviya with Motilal Oswal.
Diviya
This is Diviya from Motilal Oswal, my question is, BPO margins in this quarter have declined to 25.7 from 27.5 last quarter, what is the reason for the same?
Suresh Senapaty
Actually from an operating margin perspective BPO has expanded...
Lakshminarayana
Diviya, you are looking at EBIT margin?
Diviya
No, I am talking about gross.
Azim Premji
Kurien will take this question.
T. K. Kurien
Yes, I can answer that. Typically, what happens is our gross margin is dependent to some extent on the training bench that we carry, and this quarter we had a larger training bench and that is what affected the gross margin numbers, but if you look at the operating margin numbers, they kind of reflect the true picture.
Suresh Senapaty
So, operating margin there is an expansion.

Diviya
Okay. The tax rate for the quarter has also declined quarter on quarter, like it is at 13.2% this quarter, is there any one-off item here?
Suresh Senapaty
Yes, that is true. About Rs.10 crores of write back was there in quarter four which dropped the ETR for the year and also for the quarter. ETR for the year dropped by about 40 basis points because of this one-time credit, and ETR for the quarter dropped by about 0.8%. So normalized will be a plus 0.8 for the quarter.
Diviya
Right. Do you expect tax levels to stay at the full year levels for next year also?
Suresh Senapaty
See, we are seeing more and more centers coming out of the tax exemption period. From that perspective, but there will be certain other kind of incentive scheme that could possibly be there, so we think on a medium term, the tax rate will not be significantly different beyond 100 to 200 basis points.
Diviya
Right. One last question, attrition for the quarter is down from 14% to 16%, this is despite the salary hikes you have given over the last two quarters, what is the reason?
Pratik Kumar
I think the primarily reason has been that we did have to deal with a significant percent of involuntary attrition which was triggered from Wipro’s end where we did have to ask quite a few employees who had come in based on fake resumes, which we unearthed when we investigated. So it accounted for almost about 1.5% of our total attrition number which we have shared with you.
Diviya
Sir, is this exercise over or is expected to continue over the next few quarters?
Pratik Kumar
We have put in the processes which should prevent any such happening in future, however, you can never say that it’s completely over. Our policy of non-tolerance on such matters will continue to be as strict as ever, but we do not expect the kind of number which we saw this quarter to be repeated again.
Diviya
Thanks and congratulations on a good quarter.

Azim Premji
Thank you.
Moderator
Thank you very much mam. Coming up next is a question from Ms. Mitali Ghosh with DSP Merrill Lynch.
Mitali Ghosh
Good morning and congratulations on a very good set of numbers. The key thing I wanted to focus was on the wage hike that you have given in October and then again in January onsite, since then there have been some concerns in the industry on actually wage pressure sort raising, and attrition levels I think across the abroad are also rising, so in that context I just wanted to understand what you feel has been the trend, and could this even sort of imply that there might be need for a mid term sort of wage hike?
Pratik Kumar
Mitali, this is Pratik here. Our experience has been around this time is the timeframe when the organizations begin to ramp up. So some of the things which we get to here, the pressure which begins to mount on companies is usual. So we are not seeing anything which is extremely unusual. There will continue to be pressure on middle management talent and that’s something which we have experienced in the past. Seeing the way the ramp ups which are happening across, would it make us revisit our own plans of hikes, when we are wanting to time it? At this point in time we do not think that would be necessary, but something which we will continue to watch very carefully.
Mitali Ghosh
Right, as of now you don’t feel that the wage pressures are trending in a direction different from what you predicted let us say a few months back?
Pratik Kumar
I think the wage pressure, we have to look at it in two slices, I mean, what is your own proportion of people who are coming in from campuses and how many are laterals, and we see the pressure will continue to be there as in the past for the laterals, but as you know we have the head space to be able to take in more people from campuses, which is something which we had embarked on almost about 18 months back. So we have that head space, and on campus we do not see any significant movement on salary levels, they have remained to be in a very narrow range over the last three years, and that we do not see changing this year as well.
Mitali Ghosh
Right, and is it possible to share what is the proportion you have lets say less that 3 years experience and where you sort of target to take that up to?

Pratik Kumar
We shared, last quarter we were less than 3 years at about 42%, that number remains to be at the same level for the reasons being that you know this quarter the predominant hiring was of the laterals because it is not the season for the rookies, but predominant lateral hiring again was in 1 to 3 year bracket. So the number continues to be at the same figure of 42%.
Mitali Ghosh
And any sense on where you would like to take that up to?
Pratik Kumar
I think we would like to remain around the same figure or perhaps marginally go up, but we do not have a fixed number in mind at this stage.
Mitali Ghosh
Okay, thanks. And just the second question is on pricing where, you know, if you could give us an idea about what you are seeing in terms of pricing trends incrementally over the last few months, both in the case of new client acquisitions as well as renegotiations?
Girish Paranjpe
Working on the new clients, we are seeing slightly better realizations coming in, and on existing clients we have done re-negotiations, again we have seen some improvements, specially where the original rates were not market competitive. So there we have seen kind of an improvement there, but if I look at overall price levels, they have been in a very narrow range.
Mitali Ghosh
I see, and finally just one question, you did mention in your opening remarks that quarter one is historically been a weaker quarter, I mean, any reason behind this?
Girish Paranjpe
More specific reason, I think it is to do with the composition of our various business lines and how budgets are spent by our clients over the 12 months, and as you know the composition of business for each of our peer group is slightly different, and to that extent some people have a stronger first quarter and some people have a stronger second and third quarter, and I think that the variation that you can see.
Mitali Ghosh
Okay, thanks and wish you all the best for the future.
Girish Paranjpe
Thank you.

Moderator
Thank you very much mam. Next question comes from Mr. Trideep Bhattacharya with UBS.
Trideep Bhattacharya
Hi, good morning and congratulations on good numbers. My first question has got to do with, like you know, with GM contract, how is the contract post negotiation of deal shaping up in the form of ramp ups, did it contribute in a meaningful manner in this quarter or it will start from Q1?
Sudip Banerjee
The contract is progressing well, on schedule. As you probably know that June is the timeframe for the turnover of the existing EDS contract, so all the selected parties are working in the transition phase, and that transition is currently proceeding as per schedule.
Trideep Bhattacharya
I see. And as the deal starts in the next quarter, can we expect the margin implications because of that, or this is predominantly at company average.
Sudip Banerjee
No, I don’t think we have any specific comment on that.
Lakshminarayana
But Trideep, we did say in the earlier comment that probably we do expect the margins, the global IT level to be moving in a narrow band.
Trideep Bhattacharya
I see, and just in terms of like you know the future outlook from the large contract perspective, do you think next year you will see larger proportion of contracts closing, or do you think it will be predominantly organic growth driven by existing clients which will be the key ramp up?
Azim Premji
It will be a combination of both actually.
Trideep Bhattacharya
Okay. But in terms of the larger contracts do you see any acceleration in closure or it is kind of, as it was six months back.

Azim Premji
I think we see an acceleration in growth rate.
Trideep Bhattacharya
Thanks a lot, best of luck.
Moderator
Thank you very much sir. Next question comes from the line of Mr. Anantha Narayan, with JM Morgan Stanley.
Anantha Narayan
Thanks and good morning everyone. Just one more question Mr. Senapaty on these large deals, when you look at them or evaluate them, do you have any internal financial thresholds, i.e., do you have a certain sort of gross margin in mind, and if so how does that compare to your regular deals?
Suresh Senapaty
Absolutely, we have parameters that we think we should look at, the timeframe we look at, the timeframe of the contracts, and also we look at if there were to be a dilutiveness as to what is the kind of the period up to which it will be dilutive. And other parameters also we look at is that what is the kind of money we make in terms of EBIT per person in some of these deals also. And also many times you find with deals which are, while you could be making an entry into an account, which is a very large account, and through this you make an entry and then you can build on it because it maybe infrastructure centric or it maybe a application maintenance one, and on the top of it could be sitting an application development and many other opportunities going up the value chain. So one has to look at these deals not only on a standalone and short-term approach but a longer term approach and what all can add and therefore what is the kind of bucket is going to have to generate profitability or cash flow based on which you take that call. And each of such areas we have a kind of a parameter which we need to go through before we bid for it or we sign for it.
Anantha Narayan
Just a couple of questions on the just concluded quarter, the SG&A cost seemed to have gone down quite a bit in absolute terms during the quarter for the IT services business, any particular driver there?
Suresh Senapaty
There is a minor variation and I suppose within a 50-100 basis points they will keep moving up and down.
Anantha Narayan
No, I was referring more in terms of the absolute amount rather than the percentage of revenue?

Suresh Senapaty
Absolute amount has gone up.
Anantha Narayan
Okay. Anyway, I will take that offline with Lan, I guess. And just one final question...
Suresh Senapaty
You are talking about the global IT services, right?
Anantha Narayan
That’s right.
Suresh Senapaty
In the Indian GAAP it has gone up, sequentially it has gone up by 4.4%.
Anantha Narayan
No, I was referring to the US GAAP numbers, but anyway Mr. Senapaty I will take it up with Lan after the call. And just a final thing in terms of your outlook for the next quarter, is it uniform across IT services and BPO or is there any difference?
Suresh Senapaty
The outlook is similar but not necessarily the growth rate because we had a muted growth rate so far as the Wipro BPO was concerned for the last year, and while... Anantha can you just repeat question please?
Anantha Narayan
Sir my question was, the guidance for the June quarter essentially the growth trend you mentioned various reasons for the relatively muted guidance, is it applicable to both to BPO as well as IT services?
Suresh Senapaty
There is no significant difference, I mean, we give a combined guidance, and we don’t think it is too material for us to be wanting to give a guidance separately.
Anantha Narayan
Okay, thank you
Moderator
Thank you very much sir. Next question comes from Mr. Pratik Gupta with Citi Group.

Pratik Gupta
Hi, I just had a quick question on the overall strategy, looks like we are on a very strong offshore IT environment, I was just wondering given the potential revenue opportunities out there, would you be willing to accelerate your revenue growth rate, your top line growth rate, and get deeper into some of your clients etc. at the expense of some margins in the short term, and if so I was just wondering if you could elaborate a bit more on that strategy or thoughts on that, how important are margins to you? And secondly, if you could just also update us on the various margin levers, where we stand especially in things like utilization rate and onsite-offshore mix, etc., how much more leeway do you have over there?
Suresh Senapaty
Coming to first question, I suppose there is no straight answer, because what you look at is a long-term profitability rather than any one-time profitability that you look at. So from that perspective the decision has to be rational and look on a medium to long term how do you get out of the deal. So just for the sake of.. Then the second point also is with respect to the levers, yes, on utilization, we saw some uptick in last quarter and we think there is opportunity for us do better so far as the year following is concerned or the current year is concerned. Similarly, movement of offshore-onsite, we are seeing decent amount of movement in our own portfolio over the last few quarters, and going forward our objective would be to move in the same direction even further without wanting to in any manner constrain on the growth, and there are certain other initiatives in terms of productivity improvement, in terms of trying to take up the fixed price projects, which will be some of the enablers or facilitators of getting productivity improvement done, and as and when you talk about the larger deals, larger deals tend to be for the longer term, and longer term tends to be little fixed price. So some of that will get achieved through that process too. So those are some of the positive levers we have. The negative levers we have is MSI, that is a compensation increases, exchange rates could go either way, but as I just said for about $600 million we are hedged as of March end for a fairly decent realization, and so net-net we think so far as margin are concerned our movement would be in a narrow range
Pratik Gupta
Okay. And just another followup question on that, on the margin front if you could elaborate a bit more on the outlook for margins in your Indian IT business, and secondly if you just update us on the, just give us some guidance on the tax rate for the coming year please?
Suresh Senapaty
So far as Indian IT is concerned, we would over a period of 2 to 3 years look at improvement in the margins because service business is going faster, more and more initiatives, more and more investments that we are doing in that part of the business is trying to get much more comprehensive solution orientation in the IT services business, in the IT product and services business, and typically since the services business will have a higher profitability, higher growth in that business, would have an upward bias vis-a-vis the margin going forward.

Your next question was.... ETR, the quarter 4 and year 05-06 was little lower because of some one-time write back that we had in quarter 4. Going forward we think the movement would be between 100 to 200 basis points.
Pratik Gupta
Okay. If I may just ask one quick question on the acquisition strategy, I was wondering if you would be willing to take on slightly larger acquisitions in the coming year?
Suresh Senapaty
Yes, we will be willing to take on, but within the framework of what we have in terms of the string of pearls. So if we think that, when you are trying to look at acquiring a particular skill set or filling up a particular gap, that gap can be there in a company that we are acquiring which is $30 million revenue or a $100 million or $200 million, the size will not hold us back not to do that acquisition. Plus, we don’t want to compromise on our strategy just because we want to do a $200 million or a $ 300 million or $500 million acquisition. So therefore that is not a driver, the driver is the strategic reason why we want to do it
Pratik Gupta
So, can you comment whether at this point in time, are you looking at any deals which are of a much larger scenario versus what you have been looking at in the past?
Suresh Senapaty
I can’t specifically comment but as we go by, yes, the size will be sort of little larger on an average perspective.
Pratik Gupta
Right okay, thank you very much
Suresh Senapaty
Thank you
Moderator
Thank you very much sir. Next in line we have Mr. Bhuvnesh Singh from CSFB.
Bhuvnesh Singh
Hi sir, congratulations on a good quarter. My first question pertains to your revenue guidance as such, what sort of incremental revenue from acquisitions are you building in this guidance?

Suresh Senapaty
You know, this includes only the acquisition that has been announced, so not anything which is not announced.
Bhuvnesh Singh
So are all the acquisitions integrated or are there some acquisitions which are still left to be integrated in the next quarter?
Suresh Senapaty
There are about two of them which has already, revenue has kicked in. There is another one, which will kick-in in the current quarter.
Bhuvnesh Singh
And what would be that revenue which you expect?
Suresh Senapaty
Well, we don’t give specific guidance to respect to, but that is not a large number. Quarter 4 number of that was under 3 million dollars. This wasn’t consolidated into us because the closing happens only in the current year.
Bhuvnesh Singh
Okay. And sir in your BPO revenues, while the BPO revenues have grown strongly this quarter, do you expect that in near term next one or your quarters again BPO would maintain that pace or could their be some issues in that?
T. K. Kurien
This is T. K. Kurien, let me answer that question. The growth that you are going to see in the BPO business really going be a step function. In the short term what we are focussed on is really making sure that our portfolio is healthy, and our portfolio can deliver to the operating margin guidance that we have given in the past in terms of at least what we communicated, at least in terms of a range, so that is the objective. So there will be a step-function growth. In the next quarter its going to be flattish, and the growth would really kind of come on the following quarters. So you can really expect a big jump and then a flat growth as we consolidate.
Bhuvnesh Singh
Okay, that is very helpful. One thing on BPO, you have earlier talked about reducing the voice based business, so what is the target say one year forward or two year forward or whatever you can, and how do you think that you will achieve that?
T. K. Kurien
See here what we have done over the past one year, we have actually, when we look at a deal, we really don’t break it up nowadays between voice and non-voice because we have changed the way we sell, now we sell, you know, we sell solutions which run around an entire process. We transform end to end, and that includes some component of voice and some component of transaction processing. So today if you look at integrated deals, the way we define it. It is running at around 20%. Last year same quarter we were probably running at around 6%. So that’s the change that has happened in the last one year.
Bhuvnesh Singh
So sir the number of deal which are pure voice deal, would that proportion be 80%, that is excluding the integrated deals or is that...?
T. K. Kurien
See let me, we haven’t sold a single voice deal last year, just pure voice deals. Does that answer the question?
Bhuvnesh Singh
To some extent, okay. Sir the second question is on large deals to Mr. Senapaty, sir like we are seeing a lot of wage inflation and talk about that in the market right now, so when you bid for large deals, what sort of wage inflation do you build in that, and are you worried that higher than expected wage inflation could lead to some margin attrition there?
Suresh Senapaty
Yes, I think when you talk about a longer term deal, you talk about, you look at re-engineering opportunities. You talk about offshoring opportunities. You talk about productivity improvement that you could put into that, and also talk about therefore factor into the compensation increase that will happen, and the kind of mix that you can drive there within that after zero experience versus after one year of the experience of the project and after two years of experience of the project. So all these are taken in to account for trying to do a margin assessment and getting into the deal. So this is yet one component, and this component is a large component, and this component goes out of, of course it will be a concern. But at this point in time whatever we have, what we are bidding, and what we are seeing the situation has not necessarily given us any kind of huge concern.
Bhuvnesh Singh
Sir, broadly can you share that when you bid for these deals what sort of wage inflation you keep in mind over there?
Azim Premji
Between 12 and 15% in India, 3-5% overseas.
Bhuvnesh Singh
Sir that’s very helpful, thank you.

Moderator
Thank you very much sir. Our next question comes from Mr. Anthony Miller of Arete Research.
Anthony Miller
Good morning gentlemen. My question, sir if you could please give us a bit of view on your hiring plans during fiscal 07, for example how many campus offers you have out there, what is your likely mix of freshers versus laterals in 07, and where you see head count sort of ending up at the end of the year?
Suresh Senapaty
See we sort of go about head count increase to be able to say that, to meet our growth numbers, to meet our revenue as opposed to sort of getting into, targeting some kind of a head count addition. Based on whatever projections we have on revenue, we plan it out in terms of hiring because you have still a decent percentage of our hiring done through laterals, which is a much much shorter timeframe as opposed to campus, and hence we do not specifically share any data with respect to exactly what that number is.
Pratik Kumar
But specific to the split between people who would be coming in from campus versus those from laterals, the split would be a roughly 50:50.
Suresh Senapaty
And the bulge mix you talked about, we have as of March 06 about 42% of the people less than 3 years, and based on the mix that Pratik talked about we would expect that to go up.
Anthony Miller
Okay. Thanks very much.
Moderator
Thank you very much sir. Next question comes from Mr. Hitesh Zaveri of Edelweiss Securities.
Hitesh Zaveri
Hi. My question is with regard to the HDFC Bank deal that you have won, can you – will you be able to deliver similar services to your clients within US over the next 2 to 3 years? Is the company gearing up to procure total outsourcing, and what is the timeframe for the same?

Suresh Vaswani
We have launched total outsourcing service globally as well. So we would be bidding for similar contracts globally like we have bid in the domestic market. So HDFC Bank was one, Sanmar was the other one, Yes Bank was the third one. So based on the same value proposition we are also bidding for customer contracts globally.
Suresh Senapaty
Hitesh, just to take it forward, while HDFC Bank has been more like an infrastructure deal, we have some initiatives in terms of the large deal on the application development side, and I will request Sudip Banerjee to throw some flavor there.
Sudip Banerjee
Hitesh, I think we now have a fairly good experience with large deals, particularly the ones which, RFPs which were bid out in 2005. Some of them have got closed in 2006, and we have a healthy mix of application and infrastructure in them. In fact we have just signed another large deal of $100 million, which we unfortunately don’t have client permission to announce at this stage, but in all these deals one of the things that we do find is that the mix is very much application as well as infrastructure.
Suresh Vaswani
Typically, in total outsourcing type of contact of the HDFC kind, there is a mix of application, there is a mix of infrastructure, and it tends to be in the ratio of 60:40 like that.
Hitesh Zaveri
Suresh, what kind of margin implication if you extrapolate such kind of deals to your clients in US and in Europe have on your overall margins? And secondly whether you would be end up being one of the prime vendors for your end customers, I am just trying to understand whether, you know, what kind of annuities going forward can you build in the global IT services business?
Suresh Senapaty
Our objective is to build a fairly decent percentage of our revenue coming through this kind of thing, particular when you have a larger base you need to, and you want to go on an application development and maintenance side, you need to do more and more these kind of deals, and consequently target a particular percentage of the order book, a particular percentage of the revenue getting into through this process.
Suresh Vaswani
To one of the two questions you asked, this model, this total outsourcing model also lends itself to a partnership model. So frequently we will find ourselves in a position where we are leading the overall customer proposition but we have tied up with multiple partners, they could be partners who have strong maintenance, on-ground maintenance service available in that geography, they could be telecom service provider partners and so on. So the model lends itself to making sure that we deliver a single point interface to the customer in terms of his IT operations, but it could mean that we partner with two or three partners of ours, and we try and bid the whole contract.
Hitesh Zaveri
I appreciate it. Just one more question on the billing rate, you did mention earlier that you expect the same to be moving in a very narrow range, the impression I have got in from the discussion is that probably the market opportunity is slightly better than that, it is possible probably in the current year that the billing rate could actually inch up say about 4 to 6% in both onsite and offshore, does it look unlikely?
Suresh Senapaty
We would like you to be right Hitesh.
Hitesh Zaveri
But how narrow range are we talking about?
Suresh Senapaty
We didn’t say narrow range, narrow range is our operating margin guidance, but what we talked about, the pricing what we said, it is more stable.
Hitesh Zaveri
Sure, stable in which sense, does it mean not much of movement from the current levels?
Suresh Senapaty
That’s right, that is what is stability.
Hitesh Zaveri
Sure, thank you so much.
Moderator
Thank you very much sir. Next question comes from the line of Ms. Priya Rohira with Enam.
Priya Rohira
Hi. Congratulations on a good set of numbers. Actually when I go through your client bucket, you know, if you compare from Q2 FY06’ to Q4 FY06’, there has been a noticeable change with respect to the $3 to $5 million and $5 to $10 million bucket, just if you could throw a light, whether it is largely from the ramp up with respect to the sales team which, you know, the efforts were made in the first half of FY06’ or is it more to do with higher investments in the service offerings or is it more to do with the ramp up with a client in the BFSI and the telecom space? And add-on question to it, if you could highlight what further strategies would you see more on the sales side to improve the client mining?
Girish Paranjpe
There has been a very serious effort from our side to invest resources and our attention on high potential clients, and also to create a formal organization structure and a kind of tracking mechanism to make sure that we can devote our best resources to our top clients and make the relationship grow. I think what you are seeing in the account growth is really a pay-off of the kind of efforts that we have made.
Priya Rohira
So, you give a higher weightage more on the sales effort in terms of these noticeable change...?
Girish Paranjpe
Absolutely.
Priya Rohira
Okay. And in terms of future growth strategy on the sales front, you know, if you could highlight more geography wise with respect to US and Europe because Europe has been growing at a quite good growth rate for all the players, so if could highlight some point over there?
Girish Paranjpe
Actually, one of the reasons why Europe has grown faster is that they are growing up a smaller base and they have lot of catching up to do with, especially North America, and given the fact that they are in this kind of catch up mode and they have kind of renewed interest in off-shoring, we expect the European growth rates to remain at a higher rate.
Priya Rohira
And also if you could just throw highlight, of the 40 client additions which have taken place, how much of them would be in the telecom and how much of it would be in the BFSI space?
Lakshminarayana
Priya, 17 customers were in the technology space, and BFSI has 4 customers.
Priya Rohira
And also can I have the employee deployment in the telecom practice, that’s the R&D part of your business rather?

Suresh Senapaty
It would be 13500 plus.
Priya Rohira
Okay, thank you very much, and wish you all the best.
Suresh Senapaty
Thanks.
Moderator
Thank you very much mam. Next question comes from the line of Mr. Girish Pai with East India Securities.
Girish Pai
Yeah, hi. Can you comment on the growth outlook for your R&D services and enterprise solution, specifically will they be growing in line with the company or lower or faster?
Ramesh Emani
This is Ramesh Emani. In terms of the growth in the R&D services business, we are not giving any specific division, specific division specific growth number or guidance number, but what you can see what we have done in the last 1 year is we have grown at about 33%. I think the technology business we have grown 40%, and we are definitely seeing that we will be able to maintain above industry average growth even in this sector.
Girish Pai
For enterprise solutions?
Ramesh Emani
Enterprise solutions I will ask Sudip Banerjee to give an answer..
Sudip Banerjee
Enterprise consists of 7 verticals, they include retail, manufacturing, energy and utility, health services etc. Some of them are growing faster, some are not growing as fast. So the real faster growth that we have seen, and we expect to continue is in verticals like health care, verticals like energy and utilities, and verticals like transportation, media, travel etc. Those are the three areas where growth rates in the current year have been in line with the company average and in some cases much ahead of company average.
Girish Pai
Just want to come back to your acquisition strategy where you mentioned that you want to put up string of pearls, but you also said that you are not averse to making large acquisitions, now is there any particular criterion on margin that you will be putting on the large acquisitions?

Suresh Senapaty
The criteria would be similar whether it is large or small, in terms of, to be accretive in terms of margin, to be accretive in terms of the discounted cash flow, to be accretive in terms of synergy, is that helping us to take our growth rates higher.
Girish Pai
Do you see too many targets out there in the market with $200 million size that have margins similar to yours?
Suresh Senapaty
I don’t think one is looking at a company with target similar to us, because then it will become more of an aggregation, but you have to look at as to whether by doing an acquisition you could be able to bring value to synergy that the market irrespective of what its current level is, it can be taken up to a level within a finite of time based on an identified action or thrust on which you execute and deliver.
Girish Pai
Okay, my next question is on your sales and account management investment, can you tell us what is the number of sales people and account management people
Lakshminarayana
Girish we have 213 people in our sales team as of now.
Suresh Senapaty
Which is higher compared to the last year.
Girish Pai
And how do you see it going forward...
Suresh Senapaty
Sorrty, what’s the question? Going forward...
We have been investing on our sales engine and will continue to invest more and more on the sales engine like we said, whatever operational improvement we will achieve, we will reinvest in building solutions, in having more front ends, more stronger front end, high quality consulting kind of front end and so on and so forth.
Girish Pai
Okay, my last question is on your innovation initiatives, can you just throw some light on it, what exactly you mean by that?

A. L. Rao
On our innovation initiative, we have 2 broad activities. One, a centrally funded innovation team where we fund projects that will create either point solutions for specific industry application or intellectual property components for the product engineering solutions. The second initiative is what we call it as centers of excellence. These are more run specifically under each vertical. They are focussed on competence building in the emerging domains, as well as using that to leverage the service business. So across the COE’s and the centrally funded investment projects, the overall target is to create either specific industry solutions or intellectual property components and use them to provide the solutions to specific customers. Last year we have achieved 5% of the revenues through these initiatives. And going forward we have also kicked off what we call it as quantum innovation, where you would like to scale up the current activities to much higher returns. We are targeting in a three-year timeframe anywhere between 8 to 10% of revenues to come from the newly initiated quantum initiative.
Girish Pai
Thanks.
Moderator
Next in line, we have Mr. Nitin Jain from Bank of America. Hello Mr. Jain.
Nitin Jain
Hi. Congrats on your excellent results. Just looking at your financial services revenue in your IT services segment, your financial services revenue is contributing around 20-21%, are you in the process of developing any specific products for financial services, maybe Basel-2, or are you in the process of acquiring any company with strong product domain specifically for the financial services side?
Girish Paranjpe
We are not building any products, although we have done work in let us say Basel-2 area with multiple clients. We don’t think it is right for us to build full fledged products and become a product company of any sort, but having work experience and having done work in that particular area does give us a benefit and an edge while we are in a competitive situation.
Suresh Senapaty
Our strategy is to be product neutral.
Nitin Jain
Okay, thank you.
Lakshminarayana
Pratibha, can we have the last question?

Moderator
Sure sir. Last question comes from the line of Mr. Shekhar Singh with ICICI Securities.
Shekhar Singh
Hi sir, I just want to know like what is the CapEx plan for FY07’?
Suresh Senapaty
We have not specifically shared a CapEx plan ever, but if you look at the kind of expenditure we did last year versus what we are wanting to do this year will be significantly upscale because of some of the facilities that we are building, some of the training facility centers that we are building, some centers we are building outside of India, whether it is China or Bucharest, etc, or in Japan an extension. We are increasing the capacity also in our London office, and many other non-UK European centers. So from that perspective we are going to have a significant uptick in our investments and CapEx, plus the acquisitions also.
Shekhar Singh
Secondly, like – just wanted to know like this proposed merger of Lucent and Alcatel, will it be having any impact on your operations?
A. L. Rao
As of today, we have a large engagement with Alcatel. We are working with multiple product groups. I don’t expect as of now any significant impact in the short-term, because they would obviously go through an internal intensive product strategy discussion, and we will have to wait for that. But I do not think in the short-term any impact will be there.
Suresh Senapaty
Always these kind of transactions creates opportunities as well as threat because when you have two companies merging, and one you have a strong inroad and the other you don’t enough, that’s an opportunity and also a risk as to whether for any reason the kind of an opportunity we currently are dealing with gets reduced, but our objective is to be able to work on a proactive basis to make sure that we are able to make an opportunity out of that. And in many ways in the past we have succeeded and we will continue to keep a close watch and see what are the kind of initiatives and steps we need to take to be able to optimize on that.
Shekhar Singh
Okay sir, thanks a lot sir.
Suresh Senapaty
Thank you.

Moderator
Thank you very much sir. At this moment I would like to hand over the floor back to the Wipro management for final remarks.
Lakshminarayana
Thank you ladies and gentlemen for participating in this call and taking your time out. We do hope you found this call and the interaction useful. Should you have missed the call, of course an archive is available both audio as well as in a short time we will have the transcript put up, and any point of time you need any clarification, the IR team would be delighted to talk to you. Thank you once again. We look forward to talking to you again next quarter, and have a nice day.
Moderator
Ladies and gentlemen, thank you for choosing WebEx conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.
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